United States securities and exchange commission logo





                             September 21, 2023

       Jison Lim
       Director and Chairman
       Ten-League International Holdings Ltd
       16 Gul Drive
       Singapore 629467

                                                        Re: Ten-League
International Holdings Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted September
14, 2023
                                                            CIK No. 0001982012

       Dear Jison Lim:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted September 14, 2023

       Conventions That Apply to This Prospectus, page 8

   1. We note the addition of disclosure on page 4 of SANY as the "Major Supplier."
                                                        Considering the
materiality of Major Supplier to your business, please clearly identify
                                                        SANY as "Major
Supplier" under "Conventions that Apply to This Prospectus." Please also name SANY as the
"Major Supplier" in other sections where you discuss your
                                                        dependence on SANY,
such as the first risk factor on page 10, the related disclosure on page 66, and the
disclosure entitled "Major Suppliers" on page 81.
 Jison Lim
FirstName
Ten-LeagueLastNameJison   Lim
           International Holdings Ltd
Comapany 21,
September NameTen-League
              2023          International Holdings Ltd
September
Page  2   21, 2023 Page 2
FirstName LastName
       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Louise L. Liu